UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59936 / May 18, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13450

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In the Matter of	:	
	:	
X-RAMP.COM, INC.,	:	ORDER MAKING FINDINGS AND
XRAYMEDIA, INC.	:	REVOKING REGISTRATIONS BY
(F/K/A XRAYMEDIA.COM, INC.),	:	DEFAULT
ZENITH HOLDING CORP., AND	:	
ZYDANT CORP.	:	

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On April 20, 2009, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) sent a letter notifying each Respondent that its files were available for inspection and copying, on April 21, 2009. Respondents were all served with the OIP by April 24, 2009, and their Answers were due ten days after service. See 17 C.F.R. § 201.220; OIP at 3.

The Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Zenith Holding Corp. X-Ramp.com, Inc., Exchange Act Release No. 59856 (May 4, 2009). None of the remaining Respondents filed an Answer to the allegations in the OIP as required, participated in the telephonic prehearing conference held on May 14, 2009, or otherwise defended the proceeding. Accordingly, I find all Respondents, except Zenith Holding Corp., in default and the following allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

X-Ramp.com, Inc. (X-Ramp.com), Central Index Key (CIK) No. 1066821, is a permanently revoked Nevada corporation located in Rochester, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). X-Ramp.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2000, which reported a net loss of $539,368 for the prior year.

Xraymedia, Inc. (f/k/a Xraymedia.com, Inc.) (Xraymedia), CIK No. 1097068, is a Minnesota corporation located in Enschede, The Netherlands, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Xraymedia is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form

10-QSB for the period ended September 30, 2005, which reported a net loss of $1,022,470 for the prior nine months.

Zydant Corp. (Zydant), CIK No. 1108800, is a permanently revoked Nevada corporation located in League City, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Zydant is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2001, which reported a net loss of $189,978 for the prior three months.

X-Ramp.com, Xraymedia, and Zydant are delinquent in their periodic filings with the Commission. They have failed repeatedly to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports

Based on these facts, I find that X-Ramp.com, Xraymedia, and Zydant have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. I find further that it is necessary and appropriate for the protection of investors to revoke the registrations of the securities of these Respondents.

Order

Pursuant to Section 12(j) of the Securities Exchange Act of 1934, I ORDER that the registration of each class of registered securities of X-Ramp.com, Inc., Xraymedia, Inc. (f/k/a Xraymedia.com, Inc.), and Zydant Corp. be, and hereby is, revoked.

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Brenda P. Murray
Chief Administrative Law Judge